O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  ACRAWFORD@OLSHANLAW.COM
DIRECT DIAL:  212.451.2232

March 8, 2016

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Benchmark Electronics, Inc. (“BHE” or the “Company”)
Proxy Soliciting Materials on Schedule 14A (“Proxy Materials”)
Filed February 26, 2016 by Engaged Capital, LLC et al.
File No. 001-10560

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 3, 2016 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in Engaged Capital’s press release issued on February 26, 2016 (the “Press Release”) as disclosed in the Proxy Materials.

General

1.	Please demonstrate your reasonable basis for the following beliefs:

•	“the Company intervened with Ms. Kelley’s employer in an attempt to pressure her to withdraw”

•	the Company has exhibited “a well-established pattern of entrenchment tactics”

Engaged Capital acknowledges the Staff’s comment and offers the Staff the following support on a supplemental basis.  Engaged Capital was informed on a confidential basis by a reliable source that Avnet, Inc. (“Avnet”), Ms. Kelley’s employer and a supplier of BHE, was contacted by BHE regarding Ms. Kelley’s agreement to serve as a nominee of Engaged Capital for election to the BHE Board at its 2016 Annual Meeting.  The confidential source further advised Engaged Capital that the Company expressed discontent to Avnet with Ms. Kelley’s service as a nominee of Engaged Capital given its relationship with BHE and indicated that her continued service as Engaged Capital’s nominee may impair the relationship between Avnet and the Company moving forward. Ms. Kelley thereafter notified Engaged Capital that she was withdrawing as its nominee.  Notably, Ms. Kelley had already obtained Avnet’s prior written consent before she agreed to serve as a nominee of Engaged Capital.  According to Engaged Capital’s confidential source BHE had asked Avnet to publicly disclose Ms. Kelley’s withdrawal in an Avnet press release which Avnet ultimately decided not to do.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 8, 2016

Engaged Capital believes the above demonstrates a reasonable basis for its belief that the Company intervened with Ms. Kelley’s employer in an attempt to pressure her to withdraw as a nominee of Engaged Capital.

Engaged Capital believes that this is just one of BHE’s numerous entrenchment tactics that have resulted in misleading disclosure by the Company.  Engaged Capital, notes, for example, that the Company has repeatedly indicated that it has tried to work constructively with Engaged Capital to avoid a costly proxy contest. However, Engaged Capital confirms that BHE never indicated any willingness to consider any settlement options that included the appointment of any Engaged Capital nominee to the Board. As such these statements are false and misleading.  While the Company requested the contact information of Engaged Capital’s nominees so that it could consider such nominees as part of BHE’s standard review process available to all shareholders (and then hired an executive recruiter to contact the nominees without notifying Engaged Capital), the Company did not indicate any intention to add any of Engaged Capital’s nominees to the Board.  Engaged Capital believes that these misleading statements are intended to show only the illusion of being responsive to shareholder concerns aimed at maintaining the troubling status quo and frustrating Engaged Capital’s efforts to reconstitute the Board.

2.
We note disclosure stating as follows: “The Company’s contention that it offered Engaged Capital an opportunity to offer an alternative candidate to Ms. Kelley is a fabrication.” Please confirm whether the Chief Investment Officer of Engaged Capital was told on the telephone on January 28, 2016 that Engaged Capital consider nominating a candidate other than Ms. Kelley. If so, please reconcile this with the quoted statement.

Engaged Capital acknowledges the Staff’s comment and hereby confirms that neither Glenn W. Welling, the Chief Investment Officer of Engaged Capital, nor any other representative of Engaged Capital was ever offered an opportunity to offer an alternative candidate for Ms. Kelley. While there were clearly differing views regarding Ms. Kelley’s qualifications to serve on the BHE Board during the January 28th telephone conversation between Mr. Welling and BHE’s CEO, Gayla J. Delly, there was never a discussion about replacing Ms. Kelley with a substitute director nominee.

Engaged Capital offers the Staff the following support on a supplemental basis detailing the January 28th telephone conversation between Mr. Welling and Ms. Delly.  Consistent with Engaged Capital’s process of constructively engaging with its portfolio companies, Mr. Welling reached out to Ms. Delly to notify her in advance of Engaged Capital’s intention to submit a formal nomination of director candidates for election at the 2016 Annual Meeting.  During the call, Ms. Delly asked Mr. Welling to identify the four nominees and Mr. Welling provided the names of its nominees along with a short biography of each nominee.  Ms. Delly then commented to Mr. Welling that she was not comfortable with having Ms. Kelley on the Board as Ms. Kelley worked for one of the Company’s suppliers.  As Engaged Capital’s additional candidates were discussed, Ms. Delly stated that she also believed the Company did not need an independent representative of a large shareholder on the Board.  With regards to Ms. Kelley, Mr. Welling commented that he believed her eleven (11) years of prior experience at the Company’s primary competitor, Plexus Corp., far outweighed her current role at Avnet as the Chief Audit Executive.  Mr. Welling also pointed out that Ms. Kelley does not have direct contact with the Company in her role at Avnet and further explained that given the Company’s working capital challenges and recent decision to acquire Secure Technology for $230 million (what Engaged Capital believed was a 10x multiple of EBITDA versus the Company’s current less than 4x multiple), it was clear more financial expertise and the views of a large, independent shareholder were needed in the boardroom.

March 8, 2016

While it was clear there were disparate views during the January 28th phone call, Engaged Capital confirms there was never a discussion about replacing Ms. Kelley with a substitute director nominee.  Ms. Delly did suggest during the call that she would prefer a private process in order to avoid any distraction in the business and Mr. Welling agreed, consistent with Engaged Capital’s standard process.  Ms. Delly further commented that she thought the Board did not require four (4) new directors and asked whether Engaged Capital believed there was a lower number that would be acceptable.  Mr. Welling commented that Engaged Capital was willing to negotiate a solution to a contested meeting and that he was open to finding a solution that avoided a costly and time consuming proxy contest.

In light of these facts, Engaged Capital believes the Company’s statement in its February 25, 2016 press release that “[t]he Company offered Engaged Capital the opportunity to propose an alternative candidate” is false and misleading in violation of Rule 14a-9 of the Securities Exchange Act of 1934, as amended (“Rule 14a-9”).  Engaged Capital therefore respectfully requests that the Staff require the Company to remove and/or revise this false and misleading statement from BHE’s February 25th press release.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:           Glenn W. Welling, Engaged Capital, LLC
Steve Wolosky, Olshan Frome Wolosky LLP

March 8, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the proxy soliciting materials on Schedule 14A filed by the undersigned on February 26, 2016 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

March 8, 2016

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Co-Invest II L.P.

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

March 8, 2016

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital II Offshore Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
GLENN W. WELLING Individually and as attorney-in-fact for Robert K. Gifford, Jeffrey S. McCreary and Brendan B. Springstubb